Exhibit 99.7

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
Ayr Wellness Inc. (the "Company") 590 Madison Ave, 26th Floor New York, NY 10022
Item 2	Date of Material Change
March 23, 2021
Item 3	News Releases
A news release was disseminated by the Company on March 23, 2021 through the facilities of Globe Newswire and was subsequently filed on SEDAR
Item 4	Summary of Material Change
On March 23, 2021, the Company announced it closed on the purchase of 100% of the membership interests of Blue Camo LLC, which operates under the name Oasis (“Oasis”).
Item 5	Full Description of Material Change:

On March 23, 2021, the Company announced it closed on the purchase of 100% of the membership interests of Blue Camo LLC, which operates under the name Oasis. Oasis is a vertically integrated operation in Arizona that includes three medical and adult-use dispensaries in the greater Phoenix area, a 10,000 ft2 triple-stacked cultivation and processing facility in Chandler, and an 86,000 ft2 cultivation facility under development in Phoenix.

The total purchase consideration includes initial upfront consideration of $75.4 million, made up of $9.5 million in cash and $37.4 million in stock (paid in shares exchangeable into approximately 2.75 million subordinate voting shares of Ayr priced at the 10-day VWAP prior to announcement), and $28.5 million in seller notes, subject to working capital adjustments. An additional 2.0 million shares (priced at the 10-day VWAP prior to announcement) will be held in escrow and payable upon reaching certain cultivation targets at the facility under development.

Additional earn-out consideration through Q1 2023 may be paid in shares exchangeable into subordinate voting shares of Ayr, priced at the then 10-day VWAP, with the earnout value calculated based on a set discount to Ayr’s then trading enterprise value to Adjusted EBITDA multiple and based on exceeding certain Adjusted EBITDA hurdles in each year.

Please refer to the press release of the Company March 23, 2021, attached as Schedule “A”.

Item 6	Reliance on Section 7.1(2) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
Not applicable.
Item 8	Executive Officer

The following is the name and telephone number of a senior officer of the Company who is knowledgeable about the material change and this report:

Megan Kulick, Head of Investor Relations

Tel: (646) 977-7914

Item 9	Date of Report
April 5, 2021

Schedule “A”

Please see attached.

Ayr Wellness Closes Acquisition of Blue Camo LLC

Arizona Becomes Fifth State in Company’s Footprint

Toronto, Ontario, March 23, 2021– Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr,” “Ayr Wellness,” “we,” “us,” “our,” or the “Company”), a vertically-integrated cannabis multi-state operator (MSO), today announced it has closed on the purchase of 100% of the membership interests of Blue Camo LLC, which operates under the name Oasis (“Oasis”). Oasis is a vertically integrated operation in Arizona that includes three medical and adult-use dispensaries in the greater Phoenix area, a 10,000 ft2 triple-stacked cultivation and processing facility in Chandler, and an 86,000 ft2 cultivation facility under development in Phoenix.

The total purchase consideration includes initial upfront consideration of $75.4 million, made up of $9.5 million in cash, $37.4 million in stock (paid in shares exchangeable into approximately 2.57 million subordinate voting shares of Ayr priced at the 10-day VWAP prior to announcement) and $28.5 million in seller notes, subject to working capital adjustments. An additional 2.0 million shares (priced at the 10-day VWAP prior to announcement) will be held in escrow and payable upon reaching certain cultivation targets at the facility under development.

Additional earn-out consideration through Q1 2023 may be paid in shares exchangeable into subordinate voting shares of Ayr, priced at the then 10-day VWAP, with the earnout value calculated based on a set discount to Ayr’s then trading enterprise value to Adjusted EBITDA multiple and based on exceeding certain Adjusted EBITDA hurdles in each year.

“We are thrilled to welcome the Oasis team to the Ayr family and to be adding Arizona as the fifth state in our expanding footprint. Arizona has been a terrific medical market and its recreational program is off to a great start with the state moving quickly to make safe, tested and regulated cannabis available for adult-use,” said Jonathan Sandelman, Chairman and Chief Executive Officer of Ayr.

“We look forward to integrating with the Ayr team to accelerate our growth in Arizona,” said Jason Vedadi, CEO of Oasis Cannabis. “There is enormous opportunity for this market, especially as we complete the new cultivation facility later this year enabling us to improve margins through increased vertical integration and wholesale market penetration. Further, with the addition of the market-leading Ayr brands, our customers and patients will be thrilled with the improved and expanded selection available to them.”

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all; the completion and success of our new Arizona cultivation facility; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, that its new Arizona cultivation facility will be completed on time and on budget and will be successful, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. In particular, there can be no assurance that we will complete all pending acquisitions in or enter into agreements with respect to other acquisitions.

Assumptions

Forward-looking information in this subject to the assumptions and risks as described in our MD&A for December 31, 2020. For more information about the Company, please view Ayr’s corporate presentation posted in the Investors section of the Company’s website at www.ayrwellness.com. As well, we remind you that adjusted EBITDA is a non-IFRS measure. Additional reconciliations and other disclosures concerning non-IFRS measures is provided in our MD&A for the year ended December 31, 2020.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA or Cody Slach

Gateway Investor Relations

T: (949) 574-3860

Email: IR@ayrwellness.com